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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48854

FACING PACE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rice, Voelker, LLC

OFFICIAL USE ONLY
39838
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5100 Village Walk, Suite 211
(No. and Street)

Covington (City) LA (State) 70433 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hubert A. Daigle 985-898-3957
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
(Name- *if individual, state last, first, middle name*)

110 Veterans Blvd., Suite 200 (Address) Metairie (City) LA (State) 70005 (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL



SEC MAIL
PROCESSING
RECEIVED
FEB 2 7 2007
WASH. D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Hubert A. Daigle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rice, Voelker, LLC as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Hubert A. Daigle
Signature

CCO, CFO
Title

Barbara Colbury Daigle
Notary Public #06593

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICE, VOELKER, LLC

December 31, 2006

Audit of Financial Statements

December 31, 2006

CONTENTS


LaPorte Sehrt
Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

The Members
Rice, Voelker, LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of **RICE, VOELKER, LLC** as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows, for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RICE, VOELKER, LLC** as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte Sehrt Romig Hand
A Professional Accounting Corporation

Metairie, LA
February 23, 2007

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 202, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
www.laporte.com

RICE, VOELKER, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash	$ 626,368
Company Clearing Accounts	882,395
Compensating Balance Held at Clearing Organization	250,000
Receivable from Clearing Broker	404,446
Receivable - Other	2,901
Furniture, Equipment, and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $279,986	2,604
Other Assets	2,997
	$ 2,171,711

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts Payable	$ 76,620
Accrued Expenses	301,220
Total Liabilities	377,840
MEMBERS' EQUITY	1,793,871
	$ 2,171,711

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2006

REVENUES	
Commission Income	$ 7,504,576
Fee Income	2,674,389
Interest Income	154,664
Principal Transactions, Net	783,429
Other Income	6,114
Total Revenues	11,123,172
EXPENSES	
Employee Compensation and Benefits	5,596,209
Brokerage Commissions and Clearance Fees	587,470
Communications	239,395
Other Operating and General and Administrative Expenses	779,350
Total Expenses	7,202,424
NET INCOME	$ 3,920,748

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

BALANCE - DECEMBER 31, 2005	$ 1,953,123
Net Income for the Year 2006	3,920,748
Distributions to Members	(4,080,000)
BALANCE - DECEMBER 31, 2006	$ 1,793,871

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

OPERATING ACTIVITIES	
Net Income	$ 3,920,748
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	21,358
Decrease in Trading Securities	298,903
Decrease in Company Clearing Accounts	97,253
Decrease in Receivable from Clearing Broker	246,010
Increase in Receivable - Other	(2,901)
Decrease in Prepaid Expenses	3,336
Increase in Accounts Payable	6,410
Decrease in Accrued Expenses	(106,115)
Net Cash Provided by Operating Activities	4,485,002
INVESTING ACTIVITIES	
Purchases of Furniture and Equipment	(17,370)
Net Cash Used in Investing Activities	(17,370)
FINANCING ACTIVITIES	
Distributions to Members	(4,080,000)
Net Cash Used in Financing Activities	(4,080,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	387,632
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	238,736
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 626,368
SUPPLEMENTARY CASH FLOW INFORMATION:	
Cash Paid for Interest	$ 203,682

The accompanying notes are an integral part of these financial statements.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

RICE, VOELKER, LLC (the Company) was organized in October 1995, as a limited liability company. The Company was formed with the primary purpose of entering into all phases of business as it relates to securities and investment advisory and counseling services. The Company shall continue in existence through, and dissolve in, December 2075. In January 1996, the Company began operations as a registered broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company's profits and losses will be allocated to the Members in accordance with their respective percentage ownership interest. Loss allocations, which would result in capital account deficiencies, will be allocated first to Members who have positive capital account balances.

FURNITURE AND EQUIPMENT

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation computed on accelerated methods over the estimated useful lives of the assets. Depreciation charged to operations amounted to $21,358 for the year ended December 31, 2006.

INCOME TAXES

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INVESTMENT SECURITIES

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Managers. The resulting difference between cost and market (or fair value) is included in income.

REVENUE RECOGNITION

Commission income and expenses related to customers' securities transactions are reported on the trade date basis.

NOTE B
RECEIVABLE FROM CLEARING BROKERS

Accounts receivable from clearing brokers represents uncollected commissions and fees due from other brokers.

NOTE C
COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as an "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2006, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

RICE, VOELKER, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE C

COMMITMENTS AND CONTINGENCIES (Continued)

The Company leases office space under leases expiring in 2007. Future minimum lease payments under these operating leases are as follows:

2007	$ 57,271
	$ 57,271

Rent expense for 2006, totaled $74,460 and is included in the Statement of Income under Other Operating and General and Administrative Expenses.

NOTE D

RELATED PARTY COMMITMENTS AND CONTINGENCIES

The Company has an agreement with an entity, related through common ownership, to provide advisory services. During 2006, fee income included $200,000, which the Company earned providing services to the related entity.

During 2006, the Company paid $3,674,759 to certain members for commissions earned. At December 31, 2006, commissions payable to members, included in Accrued Expenses Payable, totaled $99,325.

NOTE E

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $1,762,030 which was $1,662,030 in excess of its required net capital of $100,000. The Company's net capital ratio was .21 at December 31, 2006.

RICE, VOELKER, LLC
SUPPLEMENTARY INFORMATION
December 31, 2006

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Members' Equity	$ 1,793,871
Deductions and/or Charges	
Non-Allowable Cash	(617)
Non-Allowable Receivable	(25,623)
Furniture and Equipment	(2,604)
Other Assets	(2,997)
Net Capital Before Haircuts on Securities Positions	1,762,030
Haircuts on Securities	-
Net Capital	$ 1,762,030
AGGREGATE INDEBTEDNESS	$ 377,840
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Required	$ 100,000
Excess of Net Capital	$ 1,662,030
Excess Net Capital at 1,000%	$ 1,724,246
Ratio: Aggregate Indebtedness to Net Capital	0.21
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report (as Amended)	$ 1,762,030
Other Adjustments	-
Net Capital Per Above	$ 1,762,030

RICE, VOELKER, LLC
SUPPLEMENTARY INFORMATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

RICE, VOELKER, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **RICE, VOELKER, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2006, **RICE, VOELKER, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

RICE, VOELKER, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **RICE, VOELKER, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2006, **RICE, VOELKER, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

RICE, VOELKER, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **RICE, VOELKER, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2006, **RICE, VOELKER, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.



LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

The Members
Rice, Voelker, LLC

Independent Auditor's Report on Internal Control

In planning and performing our audit of the financial statements of **RICE, VOELKER, LLC** for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **RICE, VOELKER, LLC** including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 · 504.835.5522 · Fax 504.835.5535
5100 Village Walk, Suite 202, Covington, LA 70433-4012 · 985.892.5850 · Fax 985.892.5956
www.laporte.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaPorte Sehrt Romig Hand

A Professional Accounting Corporation

Metairie, LA
February 23, 2007

END